Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

Hypothetical Payment at Maturity per Security**

◼ The Underlying	◼ The Securities

	Hypothetical Underlying Return on Valuation Date	Hypothetical Security Return	Hypothetical Payment at Maturity
	50.00%	58.50%	$1,585.00
B	25.00%	29.25%	$1,292.50
	5.00%	5.85%	$1,058.50
	0.00%	0.00%	$1,000.00
	-25.00%	0.00%	$1,000.00
A	-50.00%	0.00%	$1,000.00
	-100.00%	0.00%	$1,000.00

5 Year Market-Linked Securities Linked to SPXFP

Preliminary Terms

This summary of terms is not complete and should be read with the preliminary pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The S&P 500 Futures Excess Return Index (ticker: “SPXFP”)
Pricing date:	June 30, 2026
Valuation date:	June 30, 2031
Maturity date:	July 3, 2031
Upside participation rate:	At least 117.00%*
CUSIP / ISIN:	17332YHH4 / US17332YHH45
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the valuation date
Underlying return:	(Final underlying value - initial underlying value) / initial underlying value
Return amount:

If the final underlying value is greater than the initial underlying value:

$1,000 × the underlying return × the upside participation rate

If the final underlying value is less than or equal to the initial underlying value:

$0

All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Payment at maturity:	You will receive at maturity for each security you then hold, the stated principal amount plus the return amount, which will be either zero or positive
Stated principal amount:	$1,000 per security
Preliminary pricing supplement:	Preliminary Pricing Supplement dated June 2, 2026

* The actual upside participation rate will be determined on the pricing date.

** The hypotheticals assume that the upside participation rate will be set at the lowest value indicated in this offering summary.

Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-293732 and 333-293732-02) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.

Selected Risk Considerations

•You may not receive any return on your investment in the securities. You will receive a positive return on your investment in the securities only if the underlying appreciates from the initial underlying value to the final underlying value. If the final underlying value is less than or equal to the initial underlying value, you will receive only the stated principal amount for each security you hold at maturity.

•Although the securities provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if the underlying declines or does not appreciate from the initial underlying value to the final underlying value.

•The securities do not pay interest.

•You will not receive dividends or have any other rights with respect to the underlying.

•Your payment at maturity depends on the closing value of the underlying on a single day.

•The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•Sale of the securities prior to maturity may result in a loss of principal.

•The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•The underlying is expected to underperform the total return performance of the S&P 500® Index because the performance of the underlying is expected to be reduced by an implicit financing cost, and any increase in this cost will adversely affect the performance of the securities.

•The issuer and its affiliates may have conflicts of interest with you.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.